SEC

20003967

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8 - 15522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'TOOLE INSURANCE & SECURITIES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14-30 COLLEGE POINT BOULEVARD
(No. and Street)

COLLEGE POINT	NY	11356
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY J. O'TOOLE — 718 358-2281
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 03 2020
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HENRY J. O'TOOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'TOOLE INSURANCE & SECURITIES, as of 31-Dec 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Henry J. O'Toole
Signature

OWNER
Title

Jeanne E. Gaebler
Notary Public

JEANNE E. GAEBLER
Notary Public, State of New York
No. 01GA4869364
Qualified in Queens County
Commission Expires Aug. 25, 20 22

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'TOOLE INSURANCE & SECURITIES

A SOLE PROPRIETORSHIP

Financial Statements

December 31, 2019

O'Toole Insurance & Securities

Table of Contents

December 31, 2019

	PAGE
Report of Independent Registered Public Accounting Firm	1-2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Sole Proprietor's Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10
SUPPLEMENTARY INFORMATION	
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of
O'Toole Insurance & Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of O'Toole Insurance & Securities (a sole proprietorship) as of December 31, 2019, the related statements of operations, changes in proprietor's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of O'Toole Insurance & Securities as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of O'Toole Insurance & Securities' management. Our responsibility is to express an opinion on O'Toole Insurance & Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to O'Toole Insurance & Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Supplemental Information

The Computation of Net Capital on page 10 has been subjected to audit procedures performed in conjunction with the audit of O'Toole Insurance & Securities' financial statements. The supplemental information is the responsibility of O'Toole Insurance & Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wexler, Holz, Kearns & Goldpoint, LLP

We have served as the O'Toole Insurance & Securities auditor since 2009.

Woodbury, New York
February 4, 2020

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash and cash equivalents	$	119,741
Securities owned		290,660
Total assets	$	410,401

LIABILITIES AND SOLE PROPRIETOR'S CAPITAL

Accounts payable and accrued expenses	$	3,500
Total liabilities	$	3,500
Commitments & contingencies - None		
Sole Proprietor's Capital	$	406,901
Total liabilities and sole proprietor's capital	$	410,401

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

REVENUES		
Commissions and distribution fees	$	32,559
Gain on investments & interest income		126,954
Total revenues	$	159,513
EXPENSES		
Regulatory fees & expenses	$	1,368
Fidelity bond		382
Professional fees & other		1,977
Total expenses	$	3,727
Net income	$	155,786

The accompanying notes are an integral part of the financial statements.

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF CHANGES IN SOLE PROPRIETOR'S CAPITAL

For the Year Ended December 31, 2019

Balance at January 1, 2019	$	516,115
Distribution to sole proprietor		(265,000)
Net income		155,786
Balance at December 31, 2019	$	406,901

The accompanying notes are an integral part of the financial statements.

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	155,786
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on investment sales		(122,571)
Cash flow from changes in assets and liabilities:		
None		-
Total adjustments		(122,571)
Net cash provided by operating activities	$	33,215
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investment securites net of purchases	$	160,629
Redemption of certificate of deposit		184,973
Net cash provided by investing activities	$	345,602
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to sole proprietor	$	(265,000)
Net cash used in financing activities	$	(265,000)
Net change in cash	$	113,817
Cash and cash equivalents at beginning of year		5,924
Cash and cash equivalents at end of year	$	119,741
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

O'Toole Insurance & Securities ("the Company"), a sole proprietorship, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

The Company receives commissions based on customer transactions and distribution fees from the sale of investment products – primarily mutual funds. Commissions are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. The Company receives distribution fess up front and over time. The Company believes that its performance obligation related to distribution fees is the sale of securities to investors, and this obligation is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which is usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 4, 2020, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Federal and state income taxes of a sole proprietor are computed at the sole proprietor level and, accordingly, no provision for income taxes has been made.

Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with the resulting unrealized gains or losses reflected in net profit for the year. At December 31, 2019, investment securities owned, valued at $290,660 (cost basis is $226,604) consisted mainly of uninsured mutual funds.

NOTE 2 - FAIR VALUE MEASUREMENTS

Auditing standards codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments in securities to be valued using Level 1 inputs.

NOTE 3 – CREDIT & OFF-BALANCE-SHEET RISK

The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $363,302 which was $263,302 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0096 to 1.

NOTE 5 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 6 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

NOTE 7 – RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (now collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company's fiscal year ending December 31, 2019. As of December 31, 2019, the Company has no leases meeting the criteria of this new standard.

Supplementary Information

O'TOOLE INSURANCE & SECURITIES

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2019

NET CAPITAL		
Total sole proprietor's capital	$	406,901
Deduct sole proprietor's capital not allowable for net capital		-
Total member's equity qualified for net capital	$	406,901
Additions: none		
Deductions:		
Non-allowable assets	$	-
Total deductions	$	-
Net capital before haircuts on securities positions	$	406,901
Haircuts on securities		(43,599)
Net capital	$	363,302
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	3,500
Total aggregate indebtedness	$	3,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	233
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	100,000
Net capital requirement (greater of (A) or (B))	$	100,000
Excess net capital	$	263,302
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	243,302
Ratio: Aggregate indebtedness to net capital (percentage)		.0096 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2019)		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	363,302
No differences		-
Net capital per above	$	363,302

The accompanying notes are an integral part of the financial statements.

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Proprietor of
O'Toole Insurance & Securities

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) O'Toole Insurance & Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which O'Toole Insurance & Securities claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) O'Toole Insurance & Securities stated that O'Toole Insurance & Securities met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2019 without exception. O'Toole Insurance & Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about O'Toole Insurance & Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 4, 2020

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

O'Toole Insurance & Securities

Statement of Exemption From SEC Rule 15c3-3 Report

O'Toole Insurance & Securities is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption for 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(k) (2) (i).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2019 without exception.

I, Henry O'Toole, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Henry J O'Toole

Henry O'Toole, Owner

Date: February 4, 2020

Henry J. O'Toole, E.A., CFP
14-30 College Point Blvd.
College Point, NY 11356
718-358-2281

February 21, 2020

SEC Headquarters
100 F Street. NE
Washington, DC 20549

Dear Sir:

Attached are the required papers for my annual audit report.

Thank you.

Regards

Henry O'Toole